

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 24, 2011

<u>Via U S Mail and FAX [(512) 851-4903]</u>

Mr. Thurman K Case
Chief Financial Officer
Cirrus Logic, Inc.
2901 Via Fortuna
Austin, Texas 78746

      Re: Cirrus Logic, Inc.
             Form 10-K for the fiscal year ended March 27, 2010
             Filed on June 1, 2010
             File No. 000-17795

Dear Mr. Case:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please response to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended March 27, 2010</u>

<u>Revenue Recognition, page 47</u>

1.   Please tell us why you defer sales to domestic distributors and *certain* international distributors as deferred revenue until the final sale to the end customer. Discuss how you determine whether revenue should be deferred for international distributors.

2. Please tell us the significant terms of your agreements that allow rights of return and price protection.

3. Please tell us how you treat the costs of sales made to distributors. Please also describe to us the methodology, if any, employed to evaluate the related asset for impairment.

4. In future filings, please revise your revenue recognition policy to provide more detail on why you defer revenue, the nature and key terms of your agreements with distributors such as price concessions, and a discussion of how you treat deferred costs and how that is tested for impairment.

5. Please tell us the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred income caption of your balance sheets as of March 27, 2010 and December 25, 2010. In addition, if impairments of the deferred costs and credits for changes in selling prices are reasonably likely to have a material impact on your results of operations, liquidity or capital resources, please revise MD&A in future filings to include similar disclosure accompanied by a discussion of the impact in each reported period. Your discussion could also include a roll-forward of your deferred distributor income liability account. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

Note 12. Stockholder's Equity, page 58

6. Please tell us the methods used to estimate your expected stock price volatility and expected lives. Tell us how you considered the disclosure requirements of ASC 718-10-50-2(f)

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 68

7. We note your disclosure regarding your officers' conclusions about the effectiveness of the Company's disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do so in future filings, that definition must be consistent with and not modify the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, in future filings you may remove that definition.

Mr. Thurman K Case

<u>Management's Annual Report on Internal Control Over Financial Reporting, page 68</u>

8. Please tell us why you refer to an *updated* assessment of your internal control over financial reporting as of March 27, 2010 in the last paragraph of this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606, or Kaitlin Tillan, Assistant Chief Accountant at (202) 551-3604, if you have questions regarding our comments. In their absence you may contact me at (202) 551-3671 with any other questions.

Sincerely,

Martin James
Senior Assistant Chief Accountant